UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Announces FinTech Initiative to Position Itself for Next Phase of Growth

BEIJING, Nov. 6, 2017 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a leading financial advisory services company, today announced plans to make “FinTech” or financial technologies a core competency and a key growth driver for the Company’s next phase of growth (the “FinTech Initiative”). FinTech is a portmanteau of technologies used and applied in the financial services sector, chiefly used by financial institutions on the back end of their businesses. The Company’s FinTech Initiative specifically centers around the development of a big data platform that would allow the Company to leverage big data access, analytics, artificial intelligence (“AI”) and machine learning in acquiring and retaining customers through precision marketing and effective risk control. The Company plans to fulfill the FinTech Initiative through a combination of key employee recruitment and targeted acquisitions.

This follows the Company’s recent launch of supply chain financing services as it continues its quest to make CIFS a one-stop shop serving the financing and capital needs of SMEs in China. The Company is already in early discussions with several potential acquisition targets and is confident that a deal can be reached in early 2018, barring any unforeseen circumstances.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “We are proud to have experienced significant growth and achieved many milestones in just over three years of our short operating history. Our recent Nasdaq listing and strong stock performance, up 289.5% (as of November 3, 2017) from the IPO, gave us tremendous attention and visibility and position us for our next phase of growth.”

Mr. Lin continued, “As 2017 is poised to be another banner year for CIFS, we believe that CIFS is at the crossroads of transitioning from a traditional financial services company to one that leverages today’s technology to break down traditional financial mainstays and provide innovative and competitive products and services.”

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.
Email: ir@cifsp.com
Phone: +86 10 8587 8166

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com
Phone: +1 732 910 9692

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2017	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer